Exhibit 99.1

Updated corporate presentation

26 January 2021

New York/London, 26 January 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, has today published an updated presentation to its website at https://ir.tizianalifesciences.com/presentation providing an update with respect to an overview of its current clinical pipeline.

The presentation contains no new material information but gives an overview of all of the Company's current and active development pipeline, consolidating information the subject of previous announcements, including the potential of Foralumab as a lymphodepletion agent in CAR-T therapies for cancer.

The Company's budgeted expenditure for the full year 2021 remains $30m and budgeted expenditure for 2022 remains $28m; in both cases the expenditure totals include all clinical and general and administrative expenditure. Cash and cash equivalents as at December 31, 2020 stood at US$62m.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder

+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.

407-491-4498

dave@redchip.com